UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-42362

STAR FASHION CULTURE HOLDINGS LIMITED

(Registrant’s Name)

12F, No.611, Sishui Road

Huli District,

Xiamen

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Agreement

As reported in Star Fashion Culture Holdings Limited (the “Company”) Current Report on Form 6-K originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2026 (the “Prior 6-K”), the Company entered into Securities Purchase Agreements (the “Securities Purchase Agreements”) with several investors named therein (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a best effort offering (the “Offering”), a total of 12,000,000 Class A Ordinary Shares of par value $0.0004 per share (the “Class A Ordinary Shares”) at the price of $0.80 per Class A Ordinary Share. The Securities Purchase Agreement contains customary representations and warranties and agreements of the Company and the Purchasers and includes customary indemnification rights and obligations of the parties.

The Offering was closed on September 28, 2026.

The Class A Ordinary Shares were offered pursuant to a registration statement on Form F-1, as amended (Registration No. 333-298981, “Form F-1”) originally filed with the SEC on September 17, 2026. The Form F-1 was declared effective on September 24, 2026 and the final prospectus was filed on September 25, 2026.

The Company engaged Kingswood Capital Partners, LLC (“Kingswood”) as the placement agent (the “Placement Agent”) in the Offering pursuant to a Placement Agency Agreement dated September 25, 2026, by and between the Company and the Placement Agent. The Company paid Kingswood a cash fee equal to 6.5% of the gross proceeds raised in the Offering and reimbursed the Placement Agents for certain expenses (including a non-accountable expense of 0.6% of the gross proceeds of the Offering). The Placement Agency Agreement contains customary conditions to closing, representations and warranties of the Company, and termination rights of the parties, as well as certain indemnification obligations of the Company and ongoing covenants for the Company.

The Company intends to use the net proceeds of this offering for developing its online marketing services and for general administration and working capital.

The foregoing description of the Placement Agency Agreement and the Securities Purchase Agreements qualified in their entirety by reference to the form of the Placement Agency Agreement and the form of Securities Purchase Agreements, which were filed thereto as Exhibit 10.1 and 10.2, respectively, to the Prior Form 6-K, and which are incorporated herein in their entirety by reference. For more information about the terms of the Securities Purchase Agreement, the Placement Agent Agreement, please see the Prior Form 6-K.

On September 25, 2026, the Company issued a press release announcing the pricing of the Offering (the “Pricing Press Release”). A copy of the Pricing Press Release, which was filed as Exhibit 99.1 of the Prior Form 6-K, is incorporated herein in its entirety by reference. For more information about the pricing press release, please see the Prior Form 6-K.

On September 28, 2026, the Company issued a press release announcing the closing of the Offering. A copy of the press release announcing the closing of the Offering is furnished as Exhibit 99.1 hereto.

 This Report contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements related to our future activities, future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Registration Statement, and in other documents the Company files from time to time with the Commission. Any forward-looking statements speak only by the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Report, except as required by law.

Financial Statements and Exhibits.

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press Release, dated September 28, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Star Fashion Culture Holdings Limited

Date: September 28, 2026	By:	/s/ Liu Xiaohua
	Name:	Liu Xiaohua
	Title:	Chief Executive Officer and Director

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